May 10, 2007
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: EarthBlock Technologies, Inc.
Form 10-KSB for the
Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 000-31935

Dear Mr. O’Brien,

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated April 30, 2007 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filing. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section heading and numbering of our response corresponds to the section heading and numbering used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
General
1. Please amend your Form 10-KSB to include the disclosures required by Item 307 and Item 308(c) of Regulation S-K. Refer to Item 8A of Form 10-KSB for additional guidance.

Response:

The Company notes the Staff’s comment and will include the disclosures required by Item 307 and Item 308(c) of Regulation S-K in the amended 10-KSB for the Fiscal Year Ended December 31, 2006 and all future annual and interim filings.

Report of Independent Registered Public Accounting firm, page F-1
2.
We note that your independent registered public accountants concluded in their report that they have “considerable doubt” about your ability to continue as a going concern. Please have your independent registered public accountants revise their report to comply with the requirements of AICPA Codification of Auditing Standards 341. Please include the revised report in your amended Form 10-KSB.

Response:

The Company notes the Staff’s comment and our independent registered public accountants have revised their report and such report is included in our amended Form 10-KSB filed with the United States Securities and Exchange Commission.

3.
Please have your independent registered public accountants revise their report to cover the cumulative from inception financial information. Please include the revised report in your amended Form 10-KSB.

Response:

The Company notes the Staff’s comment and our independent registered public accountants have revised their report and such report is included in our amended Form 10-KSB filed with the United States Securities and Exchange Commission.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (513) 533-1220.

Respectfully submitted,

By:	/s/ James E. Hines
James E. Hines
Chief Financial Officer